TRANSGLOBE ENERGY CORPORATION TO PRESENT
AT THE OIL & GAS CONFERENCE®

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 8, 2008 – TransGlobe Energy Corporation (“TransGlobe”) is pleased to advise that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company’s activities at EnerCom Inc.’s The Oil & Gas Conference® in Denver, Colorado on Monday, August 11, 2008 at approximately 3:10 PM Mountain Time (5:10 PM Eastern Time). Investors are invited to listen to the live web cast of the presentation via the following link:

http://www.investorcalendar.com/CEPage.asp?ID=132165

The link to the web cast will also be available on TransGlobe’s Web site at www.trans-globe.com and on The Oil & Gas Conference®’s Web site at http://www.theoilandgasconference.com/index.html.

TransGlobe is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: www.trans-globe.com
E-mail: investor.relations@trans-globe.com